                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                 For the quarterly period ended March 31, 2001


                         O\\2\\MICRO INTERNATIONAL LIMITED


                Grand Pavilion Commercial Centre, West Bay Road
                          P.O. Box 1794, George Town
                         Grand Cayman, Cayman Islands
                                (345) 945-1110
                   (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F    X      Form 40-F
                  ---------           --------

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes          No    X
                      --------   ---------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-   N.A.
                     ---------

                                     INDEX
                         O2MICRO INTERNATIONAL LIMITED

                                                                                               Page No.
PART I       FINANCIAL INFORMATION

Item 1.      FINANCIAL STATEMENTS                                                                  3

             CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2001 AND DECEMBER 31, 2000                3

             CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH                5
             31, 2001 AND MARCH 31, 2000

             CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH                6
             31, 2001 AND MARCH 31, 2000

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                            8

Item 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS              14
             OF OPERATIONS

Item 3       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                            16

PART II      OTHER INFORMATION

Item 1.       EXHIBIT                                                                             16

              EXHIBIT INDEX                                                                       16

             SIGNATURE                                                                            21

Part I.           FINANCIAL INFORMATION

Item 1.           Financial Statements


                       O\\2\\MICRO INTERNATIONAL LIMITED

                          CONSOLIDATED BALANCE SHEETS
               (In Thousand U.S. Dollars, Except Share Amounts)

                                                                                March 31,      December 31,
A S S E T S                                                                        2001            2000
-----------                                                                    ----------      ------------
                                                                               (Unaudited)
CURRENT ASSETS
Cash                                                                           $   34,949      $     37,448
Restricted cash                                                                     1,199             1,199
Accounts receivable - net                                                           7,584             5,420
Inventories                                                                         4,607             5,472
Prepaid expenses and other current assets                                             934             1,148
                                                                               ----------      ------------
Total Current Assets                                                               49,273            50,687
                                                                               ----------      ------------

LONG-TERM INVESTMENT                                                                  500               500
                                                                               ----------      ------------

FIXED ASSETS - NET                                                                  2,346             2,102
                                                                               ----------      ------------

OTHER ASSETS
Receivables from 360(degrees) web Ltd.                                                750               750
                                                                               ----------      ------------
Deferred income tax - noncurrent                                                      133               133
                                                                               ----------      ------------
Other assets                                                                          455               435
                                                                               ----------      ------------

TOTAL ASSETS                                                                   $   53,457      $     54,607
                                                                               ==========      ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable                                                     $    1,867      $      3,767
Income tax payable                                                                    268               449
Current portion of obligations under capital lease                                     29                41
Accrued expenses and other current liabilities                                      2,422             2,358
                                                                               ----------      ------------
Total Current Liabilities                                                           4,586             6,615
                                                                               ----------      ------------

OBLIGATIONS UNDER CAPITAL LEASE - NET OF CURRENT PORTION                                9                13
                                                                               ----------      ------------

GUARANTEE DEPOSITS                                                                     51                51
                                                                               ----------      ------------

Total Liabilities                                                                   4,646             6,679
                                                                               ----------      ------------

SHAREHOLDERS' EQUITY
Ordinary shares at $0.001 par value per share
     Authorized -95,000,000 shares.  Issued - 33,002,731 and 32,788,238
       shares as of March 31, 2001 and December 31, 2000, respectively                 33                33
Additional paid-in capital                                                         55,240            55,071
Warrants                                                                               51                51
Deferred compensation                                                                (171)             (249)
Accumulated other comprehensive income                                               (233)             (223)

Accumulated deficit                                                 (6,109)         (6,755)
                                                                ----------      ----------
Total Shareholders' Equity                                          48,811          47,928
                                                                ----------      ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $   53,457      $   54,607
                                                                ==========      ==========

                       O\\2\\MICRO INTERNATIONAL LIMITED

        CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                  (Unaudited)
             (In Thousand U.S. Dollars, Except Per Share Amounts)


                                                             Three Months Ended
                                                                  March 31
                                                          -----------------------
                                                             2001         2000
                                                          ---------     ---------
NET SALES                                                 $   8,790     $   8,348

COST OF SALES                                                 3,273         2,927
                                                          ---------     ---------

GROSS PROFIT                                                  5,517         5,421
                                                          ---------     ---------

OPERATING EXPENSES
Research and development                                      2,867         2,063
Selling, general and administrative                           2,437         2,147
Stock - based compensation                                       53           156
                                                          ---------     ---------
Total Operating Expenses                                      5,357         4,366
                                                          ---------     ---------

INCOME FROM OPERATIONS                                          160         1,055
                                                          ---------     ---------
NONOPERATING INCOME
Interest - net                                                  517            40
Other - net                                                      (3)           35
                                                          ---------     ---------
Total Nonoperating Income - Net                                 514            75
                                                          ---------     ---------

INCOME BEFORE INCOME TAX                                        674         1,130

INCOME TAX (EXPENSES) BENEFITS                                  (28)          115
                                                          ---------     ---------

NET INCOME                                                      646         1,245

OTHER COMPREHENSIVE INCOME
Translation adjustments on subsidiaries                         (10)         (138)
                                                          ---------     ---------

COMPREHENSIVE INCOME                                      $     636     $   1,107
                                                          =========     =========

EARNINGS PER SHARE:
Basic                                                     $    0.02     $    0.13
                                                          =========     =========
Diluted                                                   $    0.02     $    0.04
                                                          =========     =========

NUMBER OF THOUSAND SHARES USED IN
EARNINGS PER SHARE CALCULATION:
Basic                                                        32,906         9,924
                                                          =========     =========
Diluted                                                      34,372        30,018
                                                          =========     =========

                       O\\2\\MICRO INTERNATIONAL LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                          (In Thousand U.S. Dollars)



                                                                         Three Months Ended
                                                                              March 31
                                                                     ---------------------------
                                                                        2001             2000
                                                                     ----------        ---------
OPERATING ACTIVITIES:
Net income                                                           $      646        $  1,245
Adjustments to reconcile net income to net cash
  used in operating activities:
      Depreciation and amortization                                         260             190
      Amortization of deferred stock options                                 53             156
      Deferred income tax assets                                             29            (264)
      Changes in operating assets and liabilities:
            Accounts receivable - net                                    (2,164)         (1,892)
            Inventories                                                     865            (879)
            Prepaid expenses and other current assets                       185              (9)
            Notes and accounts payable                                   (1,900)           (369)
            Income tax payable                                             (181)            150
            Accrued expenses and other current liabilities                   64             (47)
                                                                     ----------        --------
Net Cash Used in Operating Activities                                    (2,143)         (1,719)
                                                                     ----------        --------


INVESTING ACTIVITIES
Receivables from 360(degrees) Web Ltd.                                        -            (750)
Acquisitions of:
      Fixed assets                                                         (500)           (540)
      Patent                                                                (22)            (22)
Increase in:
      Pledged deposits                                                        -              (7)
      Refundable deposits                                                    (7)             (1)
                                                                     ----------        --------
Net Cash Used in Investing Activities                                      (529)         (1,320)
                                                                     ----------        --------

FINANCING ACTIVITIES:
Proceeds from exercise of stock options                                     194               3
Payments of principal of capital leases                                     (15)            (10)
                                                                     ----------        --------
Net Cash Provided by (Used in) Financing Activities                         179              (7)
                                                                     ----------        --------

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                                  (6)           (139)
                                                                     ----------        --------

NET DECREASE IN CASH                                                     (2,499)         (3,185)

CASH, BEGINNING OF PERIOD                                                              37,448          5,946
                                                                                   ----------     ----------

CASH, END OF PERIOD                                                                $   34,949     $    2,761
                                                                                   ==========     ==========
(Forward)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest                                                             $        3     $        2
Cash paid for tax                                                                  $        3     $        -

NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired under capital leases                               $        -     $       78

                       O\\2\\MICRO INTERNATIONAL LIMITED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (In Thousand U.S. Dollars, Except Share Amounts)

 1.  BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in management's opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 20-F registration statement.


 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     b.  Revenue recognition

         Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

         Allowances for sales return and discounts are provided at the time of the recognition of the related revenues on the basis of experience, and these provisions are deducted from sales.

         The Company, however, has limited control over distributors' selling of products bought from the Company to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company's products to third parties. Thus, products held by distributors are included as part of Company inventory.

         The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by the distributors. Under the Company's right of return policy, its distributors may exchange products currently in their inventory for other Company products. This policy allows the Company's distributors to obtain products they want. In practice, if the distributors' inventories include items that are later priced lower by the Company, the Company allows such price adjustment to be made to the items already delivered to the distributors. However, the Company does not grant credits to the distributors for meeting competitive pricing conditions. To date, the Company has given no price adjustments to its distributors.

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes some of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company currently has always complied with SAB 101 and therefore SAB 101 did not have any effect on its financial position or results of operations.

     c.  Research and development

         Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes or at significantly enhancing existing products or production processes as well as expenditures incurred for the design, testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to current income.

     d.  Stock-based compensation

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion
         No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") for its employee stock options. Under APB Opinion No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

     e.  Comprehensive income

         The Company adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income". Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. To date, the Company has only translation adjustments on subsidiaries that are required to be reported in comprehensive income.

     f.  Earnings per share

         SFAS No. 128, "Earnings Per Share," establishes standards for computing and presenting earnings per share. Basic earnings per share are calculated using the average shares of common share outstanding. Diluted earnings per share are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as-if-converted method for convertible preferred shares or the treasury stock method for options and warrants.

 3.  ACCOUNTS RECEIVABLE - NET                                                              March 31,     December 31,
                                                                                              2001            2000
                                                                                         --------------   ------------
                                                                                           (Unaudited)
     Accounts receivable                                                                      $   7,933        $   5,710
     Allowances for:
          Doubtful receivable                                                                      ( 57)            ( 38)
          Sales returns and discounts                                                              (292)            (252)
                                                                                              ---------        ---------

                                                                                              $   7,584        $   5,420
                                                                                              =========        =========

 4.  INVENTORIES                                                                            March 31,       December 31,
                                                                                              2001              2000
                                                                                         --------------    -------------
                                                                                           (Unaudited)
     Finished goods                                                                      $        1,175    $       1,293
     Work-in-process                                                                                523              379
     Raw materials                                                                                2,909            3,800
                                                                                         --------------    -------------

                                                                                         $        4,607    $       5,472
                                                                                         ==============    =============

 5.  INCOME TAX

     Income before income taxes consisted of:
                                                      Three Months Ended
                                                         March 31
                                                    -------------------------
                                                      2001           2000
                                                    ----------     ----------
                                                         (Unaudited)

     The Company - Cayman Islands                   $      566     $      967
     O2Micro, Inc. - USA                                    72            144
     O2Micro - Taiwan                                      (29)           584
     O2Micro -Taiwan branch                                214           (564)
     O2Micro - Japan                                      (160)          (101)
     O2Micro - Singapore                                    11            100
                                                    ----------     ----------

                                                    $      674     $    1,130
                                                    ==========     ==========

Provision for income taxes (expenses) benefits consisted of:

                                                         Three Months Ended
                                                              March 31
                                                        2001           2000
                                                    ------------  -------------
                                                             (Unaudited)

     Current income taxes
          O2Micro, Inc. - USA
                - Federal                                   ($30)          $272
                - State                                       (7)            (1)
          O2Micro - Taiwan                                     -           (143)
          O2Micro - Japan                                     10            (10)
          O2Micro - Singapore                                 (1)            (3)
                                                      ----------     ----------

     Income tax (expenses) benefits                         ($28)          $115
                                                      ==========     ==========

     The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

                                                         Three Months Ended
                                                              March 31
                                                        2001           2000
                                                      ---------      ---------
                                                           (Unaudited)

     Cayman statutory rate                                  0.0%           0.0%
     Foreign in excess of statutory rate                  (9.83%)         96.2%
     Change in valuation allowance                        13.95%        (106.3%)
                                                     ----------     ----------

     Effective tax rate                                    4.12%         (10.1%)
                                                     ==========     ==========

 6.  EARNINGS PER SHARE

     The following table shows the calculation of basic and diluted earnings per share (in thousands, expect per share amounts):

                                                                                                   Three Months Ended
                                                                                                      March 31
                                                                                                 -------------------------
                                                                                                    2001          2000
                                                                                                 ----------     ----------
                                                                                                      (Unaudited)
     Basic earnings per share:

     Net income available to ordinary shareholders                                               $      646     $    1,245
                                                                                                 ==========     ==========

     Weighted average thousand shares outstanding - basic                                            32,906          9,924

     Earnings per share - basic                                                                  $     0.02     $     0.13
                                                                                                 ==========     ==========

     Diluted earnings per ordinary share:

     Net income available to ordinary shareholders                                               $      646     $    1,245
                                                                                                 ==========     ==========

     (Forward)
     Weighted average thousand shares outstanding - basic                                            32,906          9,924

     Effect of dilutive securities:
         Option                                                                                       1,249          1,374
         Warrant                                                                                        217            193
         Convertible securities                                                                           -         18,527
                                                                                                 ----------     ----------

     Weighted average thousand shares outstanding - diluted                                          34,372         30,018
                                                                                                 ==========     ==========

     Earnings per share - diluted                                                                $     0.02     $     0.04
                                                                                                 ==========     ==========

     Certain antidilutive outstanding options and warrants were excluded from the computation of diluted earnings per share since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options so excluded amounted to 74,600 shares, and their exercise prices were $16, $10.06, $9.5 and $13.98 as of March 31, 2001.


 7.  OBLIGATIONS UNDER CAPITAL LEASE

     The Company leases office space and certain equipment under noncancelable operating lease agreements that expire on various dates through September 2004. The Company's office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in July 2003. The lease provides for a bargain purchase option upon the expiration of the lease. As of March 31, 2001, minimum lease payments under all noncancelable leases were as follows:

                                                    Capital    Operating
     Year                                           Leases     Leases
                                                    --------   ----------

     2001                                           $     31    $     741
     2002                                                 10          655
     2003                                                  5          473
     2004                                                  -          360

     2005 and thereafter                                   -            -
                                                   ---------    ---------

     Total minimum lease payments                         46    $   2,229
                                                                =========
     Less:  Amount representing interest                  (8)
                                                   ---------
     Present value of minimum lease payments              38
     Less:  Current portion                               29
                                                   ---------

     Long-term obligations under capital lease     $       9
                                                   =========

     Obligations under capital lease are secured by the related equipment and the total costs of the equipment under capital lease were $160 as of March 31, 2001 and $143 as of March 31, 2000. Accumulated amortization was $97 as of March 31, 2001 and $61 as of March 31, 2000.


8.   CONTINGENCY

     a. On March 22, 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for licenses for audio CDs and I2 C serial interface, which are being used on the Company's products. Management believes that it is probable that Philips will assert its claim but the Company would not be subject to any material exposure with respect to past activities.

     b. On November 3, 2000, the Company filed a suit with the Federal Court in the Northern District of California against Monolithic Power Systems
         (MPS), a privately held company in Santa Clara, California, USA. Before the Company's filing, MPS alleged in a letter to the Company that a new product being developed by the Company would infringe an MPS patent.

         Upon analysis of the charge, the Company concluded that the new product does not infringe MPS's patent and that the MPS's patent is invalid based on prior act. The Company seeks declaratory judgment of non-infringement and a ruling that the MPS patent is invalid. The Company also seeks damages from MPS.


 9.  SEGMENT INFORMATION

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 replaced the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures of products and services, geographic areas and major customers.

     a. Industry: The Company is engaged in a single industry, which is the design, development and marketing of semiconductor products.

     b.  Foreign market sales
                                                       Three Months Ended
                                                            March 31
                                                     ---------------------
          Location of Customers                        2001           2000
          ---------------------                      ----------   --------
                                                          (Unaudited)

         Asia                                        $    8,783     $    6,576
         United States                                        7            808
         Europe                                               -            964
                                                     ----------   ------------

                                                     $    8,790   $      8,348
                                                     ==========   ============

c.   Major customers
                                             Three Months Ended March 31
                                       ---------------------------------------
                                             2001                  2000
                                       -----------------     -----------------
         Customers                     Amount        %       Amount        %
         ---------                                  ----                  ----
                                                   (Unaudited)

                  A                    $   1,813    20.6     $     981    11.7
                  B                        1,519    17.3             -       -
                  C                          810     9.2         1,526    18.2
                  D                          101     1.1         2,586    30.9

     d.  Geographic information

                                                       Cayman
                                                U.S.A  Islands    Taiwan     Japan    Singapore Elimination  Consolidated
                                                ----- --------    ------     -----    --------- -----------  ------------
         For the three months ended
           March 31, 2001
        ---------------------------

         Sales to customers other than the
           parent and its subsidiaries        $     -   $ 5,460   $ 3,330    $     -   $     -    ($     -)      $ 8,790
         Intercompany service revenue           2,824     2,758         -          -       236      (5,818)            -
                                              -------   -------   -------    -------   -------    --------       -------

         Total sales                          $ 2,824   $ 8,218   $ 3,330    $     -   $   236    ($ 5,818)      $ 8,790
                                              =======   =======   =======    =======   =======    ========       =======

         Gross profit                         $ 2,824   $ 5,010   $   507    $     -   $   236    ($ 3,060)      $ 5,517
                                              =======   =======   =======    =======   =======    ========
         Operating expenses                                                                                       (5,357)
         Nonoperating income - net                                                                                   514
                                                                                                                 -------
         Income before income tax                                                                                    674
         Income tax expense                                                                                          (28)
                                                                                                                 -------

         Net income                                                                                              $   646
                                                                                                                 =======

         Identifiable assets                  $ 2,023   $58,040   $ 6,661    $   133   $   679    ($14,079)      $53,457
                                              =======   =======   =======    =======   =======    ========       =======

         For the three months ended
           March 31, 2000
        ---------------------------

         Sales to customers other than the
           parent and its subsidiaries        $     -   $ 5,743   $ 2,605    $     -   $     -    $      -       $ 8,348
         Intercompany service revenue           2,331     2,074         -          -         -      (4,405)            -
                                              -------   -------   -------    -------   -------    --------       -------

         Total sales                          $ 2,331   $ 7,817   $ 2,605    $     -   $     -    ($ 4,405)      $ 8,348
                                              =======   =======   =======    =======   =======    ========       =======

         Gross profit                         $ 2,331   $ 4,890   $   519    $     -   $     -    ($ 2,319)      $ 5,421
                                              =======   =======   =======    =======   =======    ========
         Operating expenses                                                                                       (4,366)
         Nonoperating income - net                                                                                    75
                                                                                                                 -------
         Income before income tax                                                                                  1,130
         Income tax benefit                                                                                          115
                                                                                                                 -------

         Net income                                                                                              $ 1,245
                                                                                                                 =======

         Identifiable assets                  $ 1,832   $16,638   $ 4,150    $    56   $   354    ($ 9,172)      $13,858
                                              =======   =======   =======    =======   =======    ========       =======

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's F-1 Registration Statement and Annual Report on Form 20-F.

THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS BEYOND SUCH DATE.

Overview

         We design, develop and market high performance mixed signal integrated circuits for power management and other power saving applications. Our revenues have been derived primarily from the sale of mixed signal integrated circuit products to customers in the mobile computing and communications device markets.

         We utilize a "fabless" semiconductor business model, which means we focus on designing, developing and marketing products and have these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

         We sell our products through a combination of direct sales offices, sales representatives and distributors. We maintain direct sales offices in Santa Clara, California; Pfluggerville, Texas; Taipei, Taiwan and Tokyo, Japan. Additionally, we have sales representatives in China, Singapore, Taiwan, the United Kingdom and the United States, as well as one distributor in Japan.

Results of Operations

         Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the three months ended March 31, 2001 were $8.8 million, an increase of $500,000 or 5.3% from $8.3 million for the three months ended March 31, 2000. The increase in net sales reflects increased unit shipments of our existing products as well as new products.

         Gross Profit. Gross profit represents revenues less cost of revenues. Cost of revenues primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of products. Gross profit for the three months ended March 31, 2001 was $5.5 million, an increase of $100,000 or 1.8% from $5.4 million for the three months ended March 31, 2000. This increase in absolute dollar amount was due to increased sales of new products.

         Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, of expenses for outside engineering consultants. Research and development expenses for the three months ended March 31, 2001 were $2.9 million, an increase of $800,000 or 3.9% from $2.1 million for the three months ended March 31, 2000. This increase primarily reflects the addition of research and development personnel, and expenses associated with the expansion of design activities in China.

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         Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, professional fees, trade show and other promotional expenses, and sales commissions to agents. Selling, general and administrative expenses for the three months ended March 31, 2001 were $2.4 million, an increase of $300,000 or 13.5% from $2.1 million for the three months ended March 31, 2000. This increase in absolute dollar amounts was primarily due to increased sales commissions relating to higher sales, increased product marketing costs, additional personnel, increased general and administrative expenses associated with the expansions of our operations.

         Deferred Compensation. For accounting purposes, we recognize deferred compensation related to the granting of options or warrants to purchase our ordinary shares to employees and consultants with exercise prices that are less than the deemed fair market value at the grant date. In connection with the grant of stock options to employees, we record aggregate deferred compensation. This amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable stock grants. Amortization of deferred compensation recorded in the first three months of 2001 was $53,000, 66.0% lower than the amount recorded in the same period last year.

         Non-operating Income-net. Non-operating income-net reflects interest earned on average cash balances, less interest on borrowings and foreign exchange transaction gains and losses. Non-operating income-net for the three months ended March 31, 2001 was $514,000, an increase of $439,000 from $75,000 for the three months ended March 31, 2000, reflecting an increase earned on higher level of cash balance resulting from our initial public offering proceeds.

         Income Taxes. We recorded an income tax expense of $28,000 for the three months ended March 31, 2001.

         Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due, among other things, to competitive pressures on selling prices; the volume of product sales; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; changes in product mix; product pricing from foundries; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers' products. Our results of operations may also fluctuate in the future based on a number of factors, including but not limited to, those listed above, general business conditions in the semiconductor industry; general economic conditions; currency fluctuations; the availability of foundry capacity and raw materials, and our ability to expand and implement our sales and marketing programs. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

         On March 31, 2001, we had $49.3 million in total current assets, including $34.9 million in cash, cash equivalents and short-term investments. Our operating activities generated cash in the amount of $2.1 million in the three months ended March 31, 2001. Additionally, our financing activities provided $179,000 for the three months ended March 31, 2001 and our investing activities used cash of $529,000 in the three months ended March 31, 2001.

Disclosure Regarding Forward-Looking Statements

This Form 6-K contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among other things, those risks outlined in our filings with the Securities and Exchange Commission; including our registration statement on Form

F-1, as amended. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

Item 3         Quantitative and Qualitative Disclosure about Market Risk

In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, we do not anticipate material losses in these areas.


PART 2.        OTHER INFORMATION


Item  1.       Exhibits

        (a)    Exhibits:
               ---------

               The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

        (b)
                                  EXHIBIT INDEX

                                                                 Sequentially
  Exhibit                                                          Numbered
   Number                      Exhibit Title                         Page
-----------    ----------------------------------------------   -------------

     99                        Press Release                          17

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      O\\2\\MICRO INTERNATIONAL LIMITED



Date:  May 18, 2001                   /s/    STERLING DU
                                     --------------------------------------
                                      Name:  Sterling Du
                                      Title: Chief Executive Officer